Schedule A

TOTAL FUND SOLUTION
OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Operating Expense Limit
Cromwell Marketfield L/S Fund
Investor Class	1.80%
Class C	2.55%
Institutional Class	1.55%
Cromwell CenterSquare Real Estate Fund
Investor Class	1.12%
Class Z	0.87%
Institutional Class	1.02%
Cromwell Tran Sustainable Focus Fund
Investor Class	1.10%
Institutional Class	0.85%
Cromwell Foresight Global Sustainable Infrastructure Fund
Investor Class	1.30%
Institutional Class	1.05%

This Schedule A was amended with Board approval on February 15, 2023, to reflect the correct expense limitations for the Cromwell Marketfield L/S Fund as were in effect since the Fund’s reorganization into the Trust on March 14, 2022.

TOTAL FUND SOLUTION	CROMWELL INVESTMENT ADVISORS, LLC
on behalf of the series listed on Schedule A

By: /s/ Michael J. Weckwerth	By: /s/ Brian C. Nelson

Print Name: Michael J. Weckwerth	Print Name: Brian C. Nelson

Title: President	Title: Managing Director

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